SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
ALTAI RESOURCES INC.
(the "Company" or "Altai")

PART 1: DATE OF STATEMENT

The date of this statement is June 15, 2010 which is also effective date of the date of statement provided.

All monetary amounts set out herein are stated in Canadian dollars.

PART 2: DISCLOSURE OF RESERVES DATA

As of the date of the statement, the Company had no oil and gas reserves hence no related future net revenue.

PART 3: PRICING ASSUMPTIONS

Not applicable.

PART 4: RECONCILIATION OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Not Applicable.

PART 5: ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Not applicable.

PART 6: OTHER OIL AND GAS INFORMATION

Item 6.1: Oil and Gas Properties and Wells

The Company holds 100% interest in 7 contiguous permits aggregating to 282,544 acres and 15% gross royalty in adjacent permit of 32,840 acres which belongs to Talisman Energy Canada. The property is located in the Sorel-Trois Rivieres area between Montreal and Quebec City, Province of Quebec (Fig. 1).


10015926

(Fig. 1)

EXPLORATION POTENTIAL

- UTICA SHALE GAS
- - Barnett Analogue – 3.5 Bcf/d gas
- TRENTON-BLACK RIVER GAS & OIL – DEEP
- - Albion-Scipio Analogue – 130 million bbls & 200 Bcf gas
- GAS PRODUCTION & STORAGE – Shallow
- - Pointe-du-Lac Analogue – 2.8 Bcf gas



ALTAI
Gas Production & Storage
Altai
ALTAI
PSP 1
ALTAI
PSP 2
(Tested 0.8 mmcf / day)
LEGEND

Exploration in the present permits started by Petro St-Pierre Inc. in 1985. By 1988 approximately 735 km of seismic survey was carried out on Lake St. Pierre all orientated to gas deposits in recent (quaternary) gravels. Black Cliff Mines Limited (former name of Altai) farmed into the project in 1988 and drilled two wells (PSP1 and PSP2) both for gas in the gravels at a depth of about 120 meters overlain by 100 meters of clay deposits. Both had gas and PSP1 flowed 1.3 million cubic feet of gas in a one day flow test. No test was done in PSP2. From 1988 to 2010 various seismic surveys were carried out both for bedrock targets as well gas targeted to recent gravels. Seismic surveys carried out to date suggest that recent gravels in the Company's permits hold potentially 29 BCF of gas in 22 discreet targets.

The underlying bedrock is Ordovician to Cambrian in age (Fig. 2) and are prospective for gas. In 2002, an interpretation of seismic data, then available outlined a collapse zone at the top of Trenton formation with geological similarities to Albion-Scipio oil and gas field in Michigan. In 2004, Talisman farmed into this project and drilled a well (2,700 meters deep) into this depression zone in Trenton-Black River. Although no gas was present at the target, good gas shows were observed in overlying Utica shales. Talisman cased the well. In 2008, Forest Oil of Denver discovered gas in Utica shales in two wells about 5 kilometers to the east of Altai permits. The flow rates were 0.8 mmcf/day to 1 mmcf/day.

In 2008, Altai Resources purchased 100% of its minority joint venture partner, Petro St-Pierre Inc. ("PSP"), for issuance of 8.2 million Altai shares valued at $21,319,995, plus cash payment of $327,018, to all PSP share vendors, and assumption of PSP debt of $272,982.

In 2009, Altai carried out seismic survey orientated to deep targets in the southeastern part of its permits.

(Fig. 2)


Queenston
Lorraine
Utica
Trenton-Black River
Chazy
Beekmantown
Potsdam
Ordovician
Cambrian
Precambrian
*
*
*
*
*

Figure 3 – Stratigraphy of the St. Lawrence Lowlands sedimentary basin and stratigraphic position of producing horizons

Note - (*) indicates prospective   Source: Ministere des ressources naturelles Quebec

Utica Shale

	Utica	Barnett
Depth (ft)	2,300 – 6,000	4,500 – 9,000
Thickness (ft)	500	150 – 700
Clay Content (%)	15 – 26	15 – 30
TOC (%)	1.0 – 3.1	3.5 – 5.0
Gas-Filled Porosity (%)	3.2 – 3.7	3.0 – 4.8
Pressure Gradient (psi/ft)	.45 – .60	.46 – .50
Maturity (Ro)	1.3 – 2.0	1.0 - 2.2
Gas Price ($)	NYMEX + 1.05	NYMEX - 0.53

"Rock Properties Comparable To The Barnett Shale But With Premium Gas Price"

Source: Forest Oil - 2008

Item 6.2: Properties with No Attributed Reserves
See item 6.1.

Item 6.3: Forward Contracts
The Company had no forward contracts in place as of the reporting date.

Item 6.4: Additional information Concerning Abandonment and Reclamation Costs
Not applicable.

Item 6.5: Tax Horizon
The Company does not anticipate having taxes payable for the year ending December 31, 2010. The Company's projects are in the preproduction stage of development and capitalized costs to date will be available for deduction for income tax purposes. The Corporation does not expect to be taxable in the foreseeable future.

A contigency tax liability of $7.4 million in connection with the purchase of Petro St-Pierre Inc. was booked in Altai's financial statements.

Item 6.6: Costs Incurred
The following summarizes capital expenditures related to the Company's activities of the oil and gas property for the year ended December 31, 2009:

Unproven Properties

Property acquisition costs:	$ 0
Exploration costs:	572,422
Development costs:	0
Total:	$572,422

Item 6.7: Exploration and Development Activities
The minimum statuary work expenditures to keep the permits in good standing for four years from July 9, 2009 onward has been filed with, and accepted by the Quebec Government subject to payment of annual occupancy taxes (10 cents per hectare per year). The permits are in good standing to July 9, 2013.

Item 6.8: Net Production Estimates for proved and probable reserves
Not applicable.

Item 6.9: Production History
The Corporation had no production during the financial year ended December 31, 2009.

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("*NI 51-101*").

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form.[1]

2. The report referred to in item 3 of section 2.1 of *NI 51-101* must in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other Information

Management of **Altai Resources Inc.** (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.

The management of the Company has reviewed the assets, data and position of the Company as of **June 15, 2010** and has determined that, as of the last day of the Company's most recently completed financial year, the Company had no reserves.

An independent **qualified reserves evaluator [auditor]** has not been retained to evaluate the Company's reserves data as the Company has no reserves as of the last day of the Company's most recently completed financial year and no report of an independent **qualified reserves evaluator [auditor]** will be disclosed by the Company for the period from **Month Day, Year** to **Month Day, Year**.

The management approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Company's oil and gas activities;

---

[1] For the convenience of readers, CSA Staff Notice 51-324 *Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities* sets out the meanings of terms that are printed in italics in sections 1 and 2 of this Form or in *NI 51-101, Form 51-101F1, Form 51-101F2* or *Companion Policy 51-101CP*.

(b) the Company not filing form 51-101F2, which is the report of the independent **qualified reserves evaluator [auditor]** on reserves data because the Company has no reserves; and

(c) the content and filing of this report.

Because reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery. Therefore, based on information available at **June 15, 2010**, the [board of directors of the Company has determined that the Company had no reserves at that time.

"Niyazi Kacira"
Niyazi Kacira, President and CEO

"Maria Au"
Maria Au, Secretary-Treasurer

"Niyazi Kacira"
Niyazi Kacira, Director

"Maria Au"
Maria Au, Director

Date: June 15, 2010